UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 13, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	RESULTS ESTIMATE FOR THE PERIOD

	1.	Results estimate period: 1 January 2012 to 30 June 2012

	2.	Results estimate:

As a preliminary estimate made by China Eastern Airlines Corporation Limited (the “Company”), the net profit attributable to the equity holders of the Company for the period from January to June 2012 drawn up in conformity with China Accounting Standards for Business Enterprises (CASBE) is expected to represent a more than 50% decrease compared to that of the corresponding period last year. Detailed results will be disclosed in the 2012 interim report of the Company.

	3.	Financial information involved in this results estimate announcement has not been audited by the Company’s certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR (1 JANUARY 2011 TO 30 JUNE 2011)

	1.	Net profit attributable to the equity holders of the Company: RMB2,451.73 million

	2.	Basic earnings per share: RMB0.2174

III.	REASONS FOR THE CHANGE IN RESULTS

The slowdown in the growth of the demand in the civil aviation market of passenger traffic arising from global economic recession and the inadequate demand in the international cargo traffic market in the period from January to June 2012 affected the growth of the air transportation business of the Company. Meanwhile, the year-on- year growth in the price of jet fuel resulted in an increase in the operating costs of the Company. Furthermore, as the exchange rate of Renminbi remained relatively stable during the period from January to June 2012, the exchange gain of the Company for this period was significantly lower than the figure recorded in the corresponding period last year.

IV.	RISK ALERT

The directors of the Company hereby caution investors that the results estimate set forth above represents a preliminary estimate based on CASBE and has not been audited. Exact figures are subject to the disclosure to be made in the 2012 interim report of the Company. The Company’s shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company and be mindful of risks associated with their investments.

By order of the board of directors of

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

13 July 2012

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